UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                            RSL COMMUNICATIONS, LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Leonard A. Lauder
                       c/o The Estee Lauder Companies Inc.
                                767 Fifth Avenue
                            New York, New York 10153
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                              Page 2 of 5

-------------- --------------------------------------------------------------------------------------
   1           NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Leonard A. Lauder
-------------- --------------------------------------------------------------------------------------
   2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) |_|
                                                                                              (b) |_|
-------------- --------------------------------------------------------------------------------------
   3           SEC USE ONLY
-------------- --------------------------------------------------------------------------------------
   4           SOURCE OF FUNDS*

                 OO (See Item 3.)
-------------- --------------------------------------------------------------------------------------
   5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
               2(e)                                                                            |_|

-------------- --------------------------------------------------------------------------------------
   6           CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.
------------------- ----------- ---------------------------------------------------------------------
                        7       SOLE VOTING POWER
    NUMBER OF
                                    3,013,868 (See Item 5.)
      SHARES       ----------- ---------------------------------------------------------------------
                        8       SHARED VOTING POWER
   BENEFICIALLY
                                    2,726,735 (See Item 5.)
     OWNED BY       ----------- ---------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
       EACH
                                    3,013,868 (See Item 5.)
    REPORTING       ----------- ---------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
      PERSON
                                    2,726,735 (See Item 5.)
       WITH
-------------- --------------------------------------------------------------------------------------
   11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,740,603 (See Item 5.)
-------------- --------------------------------------------------------------------------------------
   12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             *|_|

-------------- --------------------------------------------------------------------------------------
   13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.7%
-------------- --------------------------------------------------------------------------------------
   14          TYPE OF REPORTING PERSON*


                     IN
-------------- --------------------------------------------------------------------------------------

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                              Page 3 of 5


This Amendment No. 2 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "Commission") on May 5, 1998, as amended by and supplemented by Amendment No. 1 dated December 30, 1998 and filed with the commission on January 8, 1999 (as amended, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     On December 29, 2000, all outstanding Class B Common shares, par value $.00457 per share (the "Class B Common Stock") of the Issuer were converted pursuant to their terms into an identical number of shares of Class A Common Stock for no consideration.

Item 4. Purpose of Transaction.

     The shares of Class A Common Stock received by the Reporting Person, among others, are held by the Reporting Person for investment purposes. The Reporting Person does not have any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owned: (i) 2,662,957 shares of Class A Common Stock held directly by the Reporting Person,
(ii) 907,290 shares of Class A Common Stock owned by LWG Family Partners, L.P., a partnership whose managing partner is a corporation which is one-third owned by the Reporting Person, (iii) 1,814,579 shares of Class A Common Stock held by EL/RSLG Media, Inc., of which The 1995 Estee Lauder LAL Trust owns 50% (and of which Trust, the Reporting Person is a trustee and the beneficiary), (iv) 4,866 shares of Class A Common Stock owned by the Reporting Person's spouse, (v) 348,385 shares of Class A Common Stock owned by LAL Family Partners, L.P., of which the Reporting Person is a general partner) and (vi) 2,526 shares of the Issuer's Class A Common Stock issuable upon the exercise of options. This represents approximately 8.7% of the outstanding Class A Common Stock, assuming that the Reporting Person exercised his option to purchase shares of Class A Common Stock, based on 65,633,941 shares of Class A Common Stock outstanding as reported by the Issuer.

     Mr. Lauder disclaims beneficial ownership of some of the shares owned by EL/RSLG Media, Inc., LWG Family Partners, L.P. and LAL Family Partners, L.P. and all of the shares owned by his spouse.

     (b) Mr. Lauder has the sole power to vote and dispose of an aggregate of 3,013,868 shares of Class A Common Stock, which includes his power to vote and dispose of the shares of Class A Common Stock held by LAL Family Partners, L.P.. Mr. Lauder has shared power to direct the vote and the disposition of 907,290 shares of Class A Common Stock held by LWG Family Partners, L.P. and of 1,814,579 shares of Class A Common Stock held by EL/RSLG Media, Inc.

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                              Page 4 of 5

     (c) The description of beneficial ownership in item 5(a) and 5(b) gives effect to the conversion of all outstanding shares of Class B Common Stock for an identical number of Shares of Class A Common Stock on December 29, 2000.

     (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 1,814,579 shares of Class A Common Stock owned by EL/RSLG Media, Inc.: (i) each of Ronald S. Lauder, Richard D. Parsons and Ira T. Wender, as co-trustees of, and Ronald S. Lauder as beneficiary of, The 1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

     Each of the managing general partner and other partners of LWG Family Partners, L.P. have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 907,290 shares of Class A Common Stock owned by LWG Family Partners, L.P.

     Each of the managing general partner and other partners of LAL Family Partners, L.P. have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, 348,385 shares of Class A Common Stock owned by LAL Family Partners, L.P.

     (e) Not applicable.

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                              Page 5 of 5


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  January 8, 2001



                                            By /s/ Leonard A. Lauder
                                               ---------------------------------
                                                Leonard A. Lauder